UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TOYOTA JIDOSHA KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

TOYOTA MOTOR CORPORATION

(Translation of Registrant’s Name into English)

Japan	001-14948	22-2251454
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Toyota-cho, Toyota City, Aichi Prefecture, Japan	471-8571
(Address of principal executive offices)	(Zip Code)

Nobukazu Takano

Telephone number: +81 565 28-2121

Facsimile number: +81 565 23-5800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Toyota Motor Corporation (together with its subsidiaries, “Toyota”, “we” or “our”) is primarily engaged in designing, manufacturing, assembling and selling passenger cars, minivans and commercial vehicles such as trucks, as well as related parts and accessories worldwide.

Toyota conducted a reasonable country of origin inquiry (“RCOI”) with due diligence, based on the Organization for Economic Co-operation and Development Guidelines, for its products related to automotive operations and marine operations.

As a result of the RCOI survey, Toyota was unable to determine whether all of its necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, or whether they come from recycled or scrap sources.

Conflict Minerals Disclosure

Published Results A copy of this Form SD and the attached Conflict Minerals Report may be found publicly on our website at:

http://www.toyota-global.com/investors/ir_library/

Item 1.02	EXHIBIT

See Item 2.01.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.01 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Toyota Motor Corporation

By:	/s/ Masayoshi Shirayanagi
Name:	Masayoshi Shirayanagi
Title:	Senior Managing Officer

Date: May 31, 2018